September 12, 2022

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brown Capital Management Mutual Funds (the “Trust’) (File Nos. 811-06199 and 033-37458)

Dear Ms. DiAngelo Fettig:

You recently provided me comments relating to the annual report filing on Form N-CEN and the annual shareholder report filing on Form N-CSR (the “Shareholder Report”) with respect to the Trust and each of its series – the Brown Capital Management Mid Company Fund (the “Mid Company Fund”), the Brown Capital Management Small Company Fund (the “Small Company Fund”), the Brown Capital Management International Equity Fund (the “International Equity Fund”), and the Brown Capital Management International Small Company Fund (the “International Small Company Fund”) (each a “Fund” and collectively, the “Funds”) – for the fiscal year ended March 31, 2022, as filed with the U.S. Securities and Exchange Commission on June 14, 2022 and June 6, 2022, respectively. This letter responds to those comments and is being submitted to you in a correspondence filing. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.

Form N-CEN

1.	Comment: With respect to Item B.22. Net Asset Value Corrections, the Fund or Funds for which this response applies are to be identified on the Form N-CEN. Please identify the Fund or Funds for which this response applies and describe the nature and circumstances of the net asset value (“NAV”) error, and any implications with respect to internal control over financial reporting or changes to a Fund’s policies and procedures as a result of the NAV error. Describe any mitigating actions undertaken as a result of the NAV error and amounts reimbursed to Fund shareholders. Explain why any reimbursements were not included in the Fund’s financial statements.

Response: The response to Item B.22 applies to the Trust’s International Equity Fund and International Small Company Fund. The Trust will identify the particular Fund or Funds to which a response to Item B.22 applies in future Form N-CEN filings.

On December 27, 2021, the Funds’ fund accountant identified incorrect security prices for several securities that were located in countries on market holidays. The issue was discovered on December 28, 2021 and corrected for that day’s NAV calculation. The NAV for the International Equity Fund’s Institutional Class Shares was understated by $0.02 on December 27, 2021 and its Investor Class Shares NAV was understated by $0.01, and the International Small Company’s NAV for both Classes was understated by $0.03. The International Equity Fund experienced net subscriptions on December 27, 2021, which resulted in a $25.10 loss to the Fund. The International Small Company Fund experienced net subscriptions as well, resulting in a $4,565.58 loss to the Fund. The Funds’ fund accountant reimbursed the Funds for these NAV errors. The NAV error did not implicate the Fund’s internal controls over financial reporting and did not result in any changes to the Fund’s policies and procedures. The reimbursement amounts weren’t included in the Funds’ financial statements because these amounts were immaterial.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Ms. DiAngelo Fettig

U.S. Securities and Exchange Commission

September 12, 2022

Form N-CSR

2.	Comment: Note that Form N-CSR includes new Items 4(i) and 4(j). For all future Form N-CSR filings for the Trust, please include a response to these Items.

Response: The Trust will undertake to include Items 4(i) and 4(j) in all future annual N-CSR filings with related responses.

3.	Comment: This comment relates to the Shareholder Report disclosure for each Fund included in the Performance table and related footnotes thereto as part of the Management Discussion of Fund Performance section. Please include a footnote to the Performance table linking the Since Inception performance column and the Net Annual Fund Operating Expenses column to the applicable footnotes to the Performance table.

Response: The Trust will undertake to include these footnotes to the Performance table in the Management Discussion of Fund Performance section of future shareholder reports to the extent that they continue to apply.

4.	Comment: This comment relates to the Schedule of Investments in the Trust’s Shareholder Report. For Short Term Investments, future shareholder reports should disclose the class of shares held by the particular Fund in this type of investment.

Response: The Trust will undertake to include the requested disclosure in the Schedule of Investments in future shareholder reports to the extent applicable.

5.	Comment: This comment relates to the Statement of Assets and Liabilities for the International Small Company Fund included in the Shareholder Report. Please explain the footnote under Liabilities – Other expenses.

Response: The footnote ** At cost, $(12,209) for Foreign Cash and $2,784,704 for dividends and reclaims denotes that the amount reflected in the Fund’s Statement of Assets and Liabilities, Foreign Cash, at value, is exposed to downstream foreign currency exchange adjustments that might impact the actual amount eventually disbursed to satisfy the liability. The Statement of Assets and Liabilities shows this at cost when the transaction occurred, however, the amount may be more or less when actually disbursed.

6.	Comment: This comment relates to the Table of Affiliated Companies in the Notes to Financial Statements included in the Shareholder Report. Please reference the requirements of Regulation S-X, Rule 12-14, footnotes 1(a), 2, 5, 6(b), 8 and 9, and include related disclosures in future shareholder reports to the extent applicable.

Response: The Trust will undertake to include the disclosure required by Regulation S-X, Rule 12-14, footnotes 1(a), 2, 5, 6(b), 8 and 9 as applicable in the Table of Affiliated Companies in the Notes to Financial Statements in future shareholder reports.

7.	Comment: This comment relates to the Notes to Financial Statement in the Shareholder Report. Notes to the Financial Statements in future shareholder reports should include an accounting policy note related to foreign tax reclaims and foreign taxes withheld.

Response: The Trust will undertake to include the requested disclosure in the Notes to Financial Statements in future shareholder reports to the extent applicable.

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Please contact me at (913) 660-0778 regarding the response contained in this letter if you have any questions.

Sincerely,

/s/ John H. Lively

John H. Lively

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